UNITED STATES

                   SECURITIES AND EXCHANGE COMMISSION

                         Washington, D.C. 20549

                                 FORM 6-K

       REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

                UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2000

                             NELVANA LIMITED

                           32 Atlantic Avenue
                             Toronto, Ontario
                                  M6K 1X8

          [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                     Form 20-F         Form 40-F    X
                               -------           ------

          [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                         Yes         No     X
                              ---          ---

          [If "Yes" is marked, indicate below the file number assigned to the
      registrant in connection with Rule 12g3-2 (b): 82-                    ]
                                                        -------------------

                                    SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  September 29, 2000                  By: /s/ Harriet Reisman
                                           -------------------------
                                           Name:  Harriet F. Reisman
                                           Title: Senior Vice President,
                                                    General Counsel
                                                    and Corporate Secretary

              Schedule of Information Contained in this Report:
              ------------------------------------------------


      1. The English language press release of the Registrant announcing preliminary discussions with a third party.

Schedule 1

 FOR IMMEDIATE RELEASE

               NELVANA ANNOUNCES PRELIMINARY DISCUSSIONS

Toronto (September 15, 2000) - NELVANA LIMITED (TSE: NTV and NASDAQ: NELV), announced today that it has been approached by and is in discussions with a third party to investigate the possibility of a business combination. This announcement is being made as a result of increased trading volume in and the escalating price of Nelvana's securities and in response to a substantial number of inquiries resulting from rumours in the marketplace.

Nelvana emphasized that these discussions are at a preliminary stage and there can be no assurance that these discussions will result in an agreement or a transaction. Nelvana will make further announcements of any material developments if, as and when appropriate.

About Nelvana

Nelvana is a leading integrated children's entertainment company that develops, produces, markets and distributes high quality branded media content and related products for children world wide. The Company operates through two core businesses: Production and Distribution and Branded Consumer Products.

Through its Production and Distribution business, Nelvana has completed over 50 major productions and distributes its programming to over 160 countries worldwide. Nelvana's growing program library has over 1,450 cumulative half-hour episodes, including such well-known television and feature film properties as Franklin, Little Bear, Babar, Ruport and Pippi Longstocking. Nelvana's Branded Consumer Products includes operations in children's books publishing and merchandise licensing of both classic and contemporary character brands.

Founded in 1971, Nelvana's head office and animation facility are located in Toronto. The Company has sales offices in Los Angeles, London, Paris, Tokyo and international distribution headquarters in Shannon, Ireland. Nelvana's subordinate voting shares trade on The Toronto Stock Exchange, under the symbol "NTV" and on the Nasdaq National Market under the symbol "NELV".

We have made some statements in this press release, which constitute "forward-looking statements". These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "will", "expects," "intends," "plans," "believes" or "potential," or the negative of these terms or other comparable terminology. We undertake no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release.

For further information, contact:

Michael Hirsh
Co-Chief Executive Officer
(416) 588-5571 x201

Sally Moyer Kent
Senior Vice-President, Finance
& Chief Financial Officer
(416) 588-5571 x103

Margo Raport
Director, Communications
(416) 588-5571 x249